Joseph P. Bartlett
Direct Dial: 310.201.7481 Direct Fax: 310.201.2380 E-Mail: jbartlett@ggfirm.com File Number: 03471-00003 Document Number: 1484857.2

July 21, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Allis-Chalmers Energy Inc.
Amendment No. 1 to Form S-1
Filed July 21, 2005
File No. 333-126110

Ladies and Gentlemen:

     On behalf of Allis-Chalmers Energy Inc., I attach a marked-to-show-changes copy of Amendment Number 1 to the Registration Statement filed today. Please contact the undersigned at 310-201-7481 to discuss any questions or comments regarding the Amendment.

Very truly yours,

/s/ JOSEPH P. BARTLETT

Joseph P. Bartlett

1900 Avenue of the Stars, 21st Floor, Los Angeles, California 90067
Telephone: 310.553.3610    Fax: 310.553.0687    Website: www.ggfirm.com